October 29, 2019

Michael Korenko
Chief Executive Officer
Vivos Inc.
719 Jadwin Avenue
Richland, Washington 99352

       Re: Vivos Inc.
           Amendment No. 2 to Offering Statement on Form 1-A
           Filed October 8, 2019
           File No. 024-11049

Dear Mr. Korenko:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Offering Statement on Form 1-A filed October 8, 2019

Exhibits

1. We note that section 6 of the subscription agreement identifies the state and federal courts sitting in the southern district of New York as the exclusive forum for all legal proceedings concerning the interpretations, enforcement and defense of transactions contemplated by the subscription agreement and any documents included within the offering circular. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the
      Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and
      Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the
 Michael Korenko
Vivos Inc.
October 29, 2019
Page 2
      rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
2. We also note section 6 of the subscription agreement waives a trial by jury. Please clarify and disclose if this applies to actions arising under the federal securities laws. Please include risk factor disclosure regarding waiver of jury trial. In addition, we note that section 6 contains an indemnification provision. Please revise your offering circular to highlight the provision in more detail and explain how the provision applies to investors. Also, please include risk factor disclosure that highlights the indemnification provision.
       You may contact Gary Newberry at 202-551-3761 or Lynn Dicker at 202-551-3616 if
you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Amanda Ravitz at 202-551-3412 with any other questions.



                                                            Sincerely,
FirstName LastNameMichael Korenko
                                                            Division of
Corporation Finance
Comapany NameVivos Inc.
                                                            Office of
Manufacturing
October 29, 2019 Page 2
cc:       Daniel W. Rumsey
FirstName LastName